                                                     Filed by Zany Brainy, Inc.
                                                      Pursuant to Rule 425 under
                                                  the Securities Act of 1933 and
                                                        deemed filed pursuant to
                                                   Rule 14a-12 of the Securities
                                                            Exchange Act of 1934
                                                  Commission File No.: 000-26185
                                          Subject company: Noodle Kidoodle, Inc.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED
BY ZANY BRAINY, INC. ON JUNE 8, 2000:



                  ZANY BRAINY, INC.
                  Contact: Robert A. Helpert
                           Chief Financial Officer
                           (610) 278-7800

                  THE MWW GROUP

                  Investor Relations - Tel. (212) 704-9727
                  Contact: Laura L. Kieley


--------------------------------------------------------------------------------
                              FOR IMMEDIATE RELEASE




           ZANY BRAINY, INC. ANNOUNCES HART-SCOTT-RODINO CLEARANCE OF
                          NOODLE KIDOODLE ACQUISITION



     KING OF PRUSSIA, PA - June 8, 2000 - Zany Brainy, Inc. (NASDAQ: ZANY), a leading specialty retailer of high quality toys, games, books and multimedia products, today announced that the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for its proposed acquisition of Noodle Kidoodle, Inc. (NASDAQ: NKID).

     Keith C. Spurgeon, Zany Brainy's Chairman and CEO, remarked, "We are pleased to report that our acquisition of Noodle Kidoodle is proceeding as planned, with closing anticipated for late July. This FTC clearance brings Zany Brainy one step closer to our goal of increasing both revenue and our store base by over 50 percent. This transaction demonstrates our commitment to enhancing the Company's brand and competitive position."

     The acquisition of Noodle Kidoodle remains subject to a number of conditions, including Zany Brainy and Noodle Kidoodle shareholder approval.

     The Company also announced today that it recently opened two new stores. Zany Brainy's La Mesa, California store is its third in the San Diego area, and the newly opened store in Tulsa, Oklahoma marks the Company's entrance into that state.

                                    - more -

     The chain now has 109 stores. Its 110th store is scheduled to open June 16th in Burnsville, Minnesota.

     Zany Brainy also recently signed leases for two additional stores in
Pennsylvania: Camp Hill (Harrisburg), and Penn Center East in Monroeville (Pittsburgh); and one in Boulevard Consumer Square in Amherst (Buffalo), New York. All three stores are scheduled to open in October. Zany Brainy currently has signed leases for 23 new stores in 2000.


About Zany Brainy, Inc.

Zany Brainy, Inc. is a leading and rapidly growing specialty retailer of high quality toys, games, books and multimedia products for kids. The Company is a different kind of toy store with a unique product mission and a passionate commitment to its customers. Zany Brainy believes learning should be fun. Its products entertain, educate and spark the imaginations of children up to 12 years of age. The Company combines this distinctive merchandise offering with superior customer service and daily in-store events to create an interactive, kid-friendly and exciting shopping experience for children and adults. The Company presently operates 109 stores in 28 states.

ZANY BRAINY, INC.

Certain statements in this report, including statements regarding the timing of the acquisition and its impact on revenue growth, our brand and competitive position, and planned new store openings are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Actual results may differ materially from those indicated in such statements due to a number of factors, including the ability to obtain all necessary consents and approvals for the acquisition; unanticipated operational challenges in connection with combining operations; delays in opening new stores; the ability to retain key personnel; the availability of capital to fund continuing operations of both companies and their affiliates; changes in consumer spending patterns and demand for popular products; the ability to open and operate new stores on a profitable basis; and prevailing economic conditions. Additional information on factors that may affect the business and financial results of Zany Brainy can be found in its filings with the Securities and Exchange Commission.


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